UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-12504

THE MACERICH COMPANY

(Exact name of registrant as specified in its charter)

401 Wilshire Boulevard, Suite 700

Santa Monica, California 90401

(310) 394-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights(1)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, The Macerich Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 8, 2015	By:	/s/ Thomas J. Leanse
Thomas J. Leanse Senior Executive Vice President, Chief Legal Officer and Secretary

(1)

The preferred share purchase rights (the “Rights”) expired on May 7, 2015, pursuant to the terms of the Rights Agreement, dated as of March 17, 2015, as amended on May 7, 2015, by and between The Macerich Company (the “Company”) and Computershare Trust Company, N.A., as rights agent. The Company filed an initial Form 8-A to register the Rights on March 18, 2015 and a subsequent Form 8-A/A on May 12, 2015 to supplement and amend the initial Form 8-A.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.